Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Safety Products, Inc.

(410) 363-3000, Ext. 224

or

Lambert & Co.

(315) 529-2348

Universal Safety Products, Inc. Reports Second-Quarter Results

OWINGS MILLS, Md. November 19, 2025 - Universal Safety Products, Inc. (NYSE AMEX: UUU) today announced results for its fiscal second quarter and six months ended September 30, 2025.

For the three months ended September 30, 2025, sales decreased 89.4% to $759,999 compared to sales of $7,203,269 for the same period last year. The Company reported a net loss of $999,780, or $0.43 per basic share and $0.28 per diluted share, compared to net income of $576,978 or $0.25 per basic and diluted share for the same period last year.

For the six months ended September 30, 2025, sales decreased 61.2% to $4,584,246 versus $11,801,785 for the same period last year. The Company reported net income of $810,541, or $0.35 per basic share and $0.33 per diluted share, compared to net income of $134,772 or $0.06, per basic and diluted share for the corresponding 2024 period.

Harvey B. Grossblatt, CEO said “the sales decreases in the three and six-month periods were due to the sale of our smoke and carbon monoxide alarm business in May 2025. The primary reason for the loss in the three-month period was an increase to our reserves for accounts receivable to cover potential deductions from customers and substantially lower sales. The gain for the six-month period was primarily due to the sale of our smoke and CO alarm business. The Company is finalizing its plans for a new business segment.

UNIVERSAL SAFETY PRODUCTS, INC. is a U.S.-based manufacturer and distributor of safety and electrical devices. Founded in 1969, the Company has an over 56-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Safety Products, Inc, visit our website at www.universalsafetyprod.com.

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties. Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements. We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements. We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SAFETY PRODUCTS, INC.

CONDENSED CONSOLIDATED INCOME STATEMENTS

(UNAUDITED)

	Three Months Ended September 30,
	2025	2024
Sales	$759,999	$7,203,269
Net (loss) income	(999,780)	576,978
Net (loss) income per share:
Basic	$(0.43)	$0.25
Diluted	(0.28)	0.25

Weighted average number of common shares outstanding:
Basic	2,312,887	2,312,887
Diluted	3,527,812	2,312,887

	Six Months Ended September 30,
	2025	2024
Sales	$4,584,246	$11,801,785
Net income	810,541	134,772
Earnings per share:
Basic	$0.35	$0.06
Diluted	0.33	0.06

Weighted average number of common shares outstanding:
Basic	2,312,887	2,312,887
Diluted	2,487,431	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS
	Sept. 30, 2025	Sept. 30, 2024
Cash	$5,225,625	$234,199

Accounts receivable and amount due from factor	707,464	6,460,368
Inventory	672,359	5,980,798
Prepaid expense	164,388	154,429

TOTAL CURRENT ASSETS	6,769,836	12,827,794

PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS–NET	—	108,892
OTHER ASSETS	—	—
TOTAL ASSETS	$6,769,836	$12,936,686

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit – factor	$—	$4,216,134
Convertible Debentures	1,762,355	—
Derivative Component of convertible debentures	814,000	—
Short-term portion of operating lease liability	$—	$93,065
Accounts payable	268,071	3,064,147
Accrued liabilities	263,945	465,541
TOTAL CURRENT LIABILITIES	3,108,371	7,838,887

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY:

Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at September 30, 2025 and 2024	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(9,247,505)	(7,811,171)

TOTAL SHAREHOLDERS’ EQUITY	3,661,465	5,097,799
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,769,836	$12,936,686